Exhibit 99.1

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

P.O. Box 0816-06819

Panama City, Republic of Panama

______________________

NOTICE OF 2022 ANNUAL MEETING OF SHAREHOLDERS

To be held May 11, 2022

______________________

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 11th, 2022, at 4:30 p.m. EDT (3:30 p.m. Local Time), subject to any applicable social distancing measures and any other recommendations by local health authorities.  At the Annual Meeting the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination of Mrs. Julianne Canavaggio, as per the recommendation of the Nominating Committee, as nominee for election as independent director of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2024.

2. By the Class B Shareholders of the Company, the election, as per the recommendation of the Nominating Committee, of the following directors including the independent directors named above:  Mr. Carlos Alberto Motta, Mr. Pedro Heilbron, Mr. Alvaro Heilbron, Mr. Andrew Levy, Mr. John Gebo, Mrs. Makelin Arias, and Mrs. Julianne Canavaggio for a period of 2 years to expire on the annual meeting to be held in 2024.

The holders of record of the Company’s Class A common stock at the close of business on March 1, 2022, are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above.  In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting.  The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting.  The holders of record of the Company’s Class B common stock at the close of business on March 1, 2022, are entitled to notice of, and to vote at, the Annual Meeting.

In addition, the Executive President will present a report of the performance of the Company during 2021 and its perspectives for 2022.

Jaime Alberto Arias – Secretary

PROXY REVOCATION FORM

The undersigned, beneficial owner of __________ Class A shares of COPA HOLDINGS, S.A. (the “Company”), a Panamanian corporation duly registered at the New York Stock Exchange, hereby revokes, solely for purposes of the General Meeting of Shareholders to be held on May 11 of 2022, the general proxy granted to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent the Class A shareholders and vote their shares on their behalf at any shareholders’ meeting, in accordance with the Company’s Articles of Incorporation

This proxy revocation needs to be received by the Chairman of the Company at the address listed below at least ten (10) days prior to such meeting.

Stanley Motta

Chairman

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

P.O. Box 0816-06819

Panama City, Republic of Panama

A digital copy should be sent to Daniel Tapia

Director of Investor Relations

COPA HOLDINGS, S.A.

dtapia@copaair.com

Phone:  (+507) 304-2774

Fax:  (+507) 304-2447

Date:

Name:
Passport / Identity Card No.